BY-LAWS

OF

TRIPPBIO, INC.

ARTICLE I
Meetings of Shareholders

Section 1.1   Annual Meetings. If required by applicable law, an annual meeting of Shareholders shall be held for the election of directors at such date, time and place, if any, either within or without the State of Florida, as may be designated by resolution of the Board of Directors of TrippBio, Inc. (the "Corporation") from time to time. Any other proper business may be transacted at the annual meeting.

Section 1.2   Special Meetings. Except as otherwise required by applicable law, the Corporation shall not be required to hold a special meeting of shareholders of the Corporation unless (in addition to any other requirements of applicable law) (i) the holders of not less than one-third (33.333%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation's secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held; or (ii) the meeting is called by (a) the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors, (b) the Corporation's Chairman of the Board of Directors or Chief Executive Officer or (c) the Corporation's Secretary upon the written request of three or more members of the Board of Directors. Only business within the purpose or purposes described in the special meeting notice may be conducted at a special shareholders' meeting.

Section 1.3   Notice of Meetings. Whenever Shareholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the Amended and Restated Articles of Incorporation, or any successor thereto (the "Articles"), the Shareholders Agreement, or these by-laws, the notice of any meeting shall be given not less than two (2) business days nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when emailed, directed to the stockholder at such stockholder's email address as it appears on the records of the Corporation.

Section 1.4   Adjournments. Any meeting of Shareholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5   Quorum.   Except as otherwise provided by law, the Articles, the Shareholders Agreement, or these by-laws, at each meeting of Shareholders the presence in person or by proxy of the holders of a sixty percent (60%) in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, the Shareholders so present may, by a majority in voting power thereof, adjourn the meeting from time to time in the manner provided in Section 1.4 of these by-laws until a quorum shall attend. Shares of its own stock belonging to the Corporation or to another Corporation, if a majority of the shares entitled to vote in the election of directors of such other Corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6   Organization.   Meetings of Shareholders shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in his or her absence by the President, or in his or her absence by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board of Directors, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7   Voting; Proxies.   Except as otherwise provided by or pursuant to the provisions of the Articles, each stockholder entitled to vote at any meeting of Shareholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. A shareholder may vote either in person or by proxy executed in writing by the shareholder. A telegram, email, telex, cablegram or similar transmission by the Shareholder, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the shareholder shall be treated as an execution in writing for purposes of this Section. Proxies for use at any meeting of Shareholders or in connection with the taking of any action by written consent shall be filed with the Directors, before or at the time of the meeting or execution of the written consent, as the case may be. All proxies shall be received and taken charge of and all ballots shall be received and canvassed by the Directors, who shall decide all questions touching upon the qualification of voters, the validity of the proxies, and the acceptance or rejection of votes, unless an inspector or inspectors shall have been appointed by the chairman of the meeting, in which event such inspector or inspectors shall decide all such questions. No proxy shall be valid after the meeting for which the proxy was given. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Should a proxy designate two or more Persons to act as proxies, unless that instrument shall provide to the contrary, a majority of such Persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the Shares that are the subject of such proxy are to be voted with respect to such issue.

Section 1.8   Fixing Date for Determination of Shareholders of Record. In order that the Corporation may determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (1) in the case of determination of Shareholders entitled to vote at any meeting of Shareholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty (60) nor less than two (2) business days before the date of such meeting; (2) in the case of determination of Shareholders entitled to express consent to corporate action in writing without a meeting, shall not be more than two (2) days from the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (3) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (a) the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (b) the record date for determining Shareholders entitled to express consent to corporate action in writing without a meeting, when no prior action of the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, or, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and (c) the record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of Shareholders of record entitled to notice of or to vote at a meeting of Shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 1.9   List of Shareholders Entitled to Vote. The officer who has charge of the stock ledger shall prepare and make, at least two (2) business days before every meeting of Shareholders, a complete list of the Shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least two (2) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. The list of Shareholders must also be open to examination at the meeting as required by applicable law. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the Shareholders entitled to examine the list of Shareholders required by this Section 1.9 or to vote in person or by proxy at any meeting of Shareholders.

Section 1.10 Action By Written Consent of Shareholders. Unless otherwise restricted by the Articles or the Shareholders Agreement, any action required or permitted to be taken at any annual or special meeting of the Shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Florida, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of Shareholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by law, be given to those Shareholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 1.11 Inspectors of Election. The Corporation may, and shall if required by law, in advance of any meeting of Shareholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of Shareholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of Shareholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 1.12 Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the Shareholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of Shareholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of Shareholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to Shareholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of Shareholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of Shareholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE II
Board of Directors

Section 2.1   Number; Qualifications. The Board of Directors shall consist of at least three and not more than seven members, in accordance with the Articles.

Section 2.2   Election; Resignation; Vacancies. Except as otherwise provided in the Articles and the Shareholders Agreement, at each annual meeting of Shareholders, the Shareholders shall elect directors each of whom shall hold office for a term of three years or until his or her successor is duly elected and qualified, subject to such director's earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the Corporation. Any newly created directorship or any vacancy occurring in the Board of Directors for any cause may be filled by a majority of the remaining members of the Board of Directors, although such majority is less than a quorum, or by a Majority Vote of Shareholders, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified. "Majority Vote" means the affirmative vote of a majority of the voting rights of the Shares represented at a meeting of Shareholders in person or by proxy at which a quorum is present. The Shareholder vote, if inconsistent with the Board vote, shall override the Board.

Section 2.3   Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Florida and at such times as the Board of Directors may from time to time determine.

Section 2.4   Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Florida whenever called by the President, any

Vice President, the Secretary, or by any member of the Board of Directors. Notice of a special meeting of the Board of Directors shall be given by the person or persons calling the meeting at least twenty-four hours before the special meeting.

Section 2.5   Telephonic Meetings Permitted. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

Section 2.6   Quorum Vote Required for Action. At all meetings of the Board of Directors the directors entitled to cast a majority of the votes of the whole Board of Directors shall constitute a quorum for the transaction of business. Except in cases in which the Articles, these by-laws, the Shareholders Agreement, or applicable law otherwise provides, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.7   Organization. Meetings of the Board of Directors shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in his or her absence by the President, or in their absence by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8   Action by Written Consent of Directors. Unless otherwise restricted by the Articles, these by-laws, or the Shareholders Agreement, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if a consent or consents in writing setting forth the action so taken, shall be signed by members of the Board of Directors representing not less than the minimum number of members of the Board of Directors that would be necessary to authorize or take such action at a meeting at which all members of the Board of Directors were present and such writing or writings or electronic transmissions are filed with the minutes of proceedings of the board or committee in accordance with applicable law.

Removal of Directors.   In the event that a member of the Board is absent for more than two board meetings during any 12 month period, that board member will automatically be removed unless waived by a vote of at least 60% of the members of the Board (excluding the board member subject to the removal vote). A director may be removed by a vote of at least 75% of the members of the Board (excluding the board member subject to the removal vote).

ARTICLE III
Committees

Section 3.1   Committees.   The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

Section 3.2   Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these by-laws.

ARTICLE IV
Officers

Section 4.1   Executive Officers; Election; Qualifications; Term of Office, Resignation; Removal; Vacancies. The Board of Directors shall elect a President and Secretary, and it may, if it so determines, choose a Chairperson of the Board and a Vice Chairperson of the Board from among its members. The Board of Directors may also choose one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers and such other officers as it shall from time to time deem necessary or desirable. Each such officer shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Corporation, but such resignation shall be without prejudice to the contractual rights and obligations of such officer, if any, with the Corporation. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights and obligations of such officer, if any, with the Corporation. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 4.2   Powers and Duties of Executive Officers. The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed in a resolution by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

Section 4.3   Appointing Attorneys and Agents; Voting Securities of Other Entities. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairperson of the Board, the President or any Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other Corporation or other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other Corporation or other entity, or to consent in writing, in the name of the Corporation as such holder, to any action by such other Corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consents, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he or she may deem necessary or proper. Any of the rights set forth in this Section 4.3 which may be delegated to an attorney or agent may also be exercised directly by the Chairperson of the Board, the President or the Vice President.

ARTICLE V
Stock

Section 5.1   Certificates. Every holder of stock shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairperson or Vice Chairperson of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation certifying the number of shares owned by such holder in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Section 5.2   Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI
Indemnification

The Corporation shall indemnify and hold harmless persons in accordance with the Articles and the Shareholders Agreement.

ARTICLE VII
Miscellaneous

Section 7.1   Fiscal Year. The fiscal year of the Corporation shall be calendar year ending on December 31 of each year.

Section 7.2   Seal. The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

Section 7.3   Manner of Notice. Except as expressly set forth to the contrary in the Shareholders Agreement, all notices, requests, or consents provided for or permitted to be given must be in writing and must be given either (a) by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested, or (b) by delivering that writing to the recipient in person, (c) by courier, or (d) email; and a notice, request, or consent given under the Shareholders Agreement is effective on receipt by the Person to receive it. All notices, requests, and consents to be sent to a Shareholder must be sent to or made at the addresses given for that Shareholder on Schedule A of the Shareholders Agreement, or such other address as that Shareholder may specify by notice to the other Shareholders. Any notice, request, or consent to the Company or the Directors must be given to the Directors at the following address:

> TrippBio, Inc.
> Attn: Richard Still
> 10752 Deerwood Park Blvd, Suite 100, Jacksonville, FL 32256
> Email: RichardStill@SpinUpCampus.com

Section 7.4   Waiver of Notice of Meetings of Shareholders, Directors and Committees. Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the Shareholders, directors, or members of a committee of directors need be specified in a waiver of notice.

Section 7.5   Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.

Section 7.6   Amendment of By-Laws. The by-laws may be altered, amended or repealed, and new by-laws made, by a vote of a majority of each class of shareholders of the Corporation

Section 7.7   Priority of By-Laws. In the event there is a conflict between the provisions of the Articles, the Bylaws, or the Shareholders Agreement, then the Articles shall prevail over the Bylaws and the Shareholders Agreement, and the Shareholders Agreement shall prevail over the Bylaws.

ADOPTED by the Board of Directors on _____ __, 2020.

_____   _____
William D Meadow – Chairman   Richard S Still – Board Member